Filed by Equinix, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company:
Switch & Data Facilities Company, Inc.
(Commission File No. 001-33302)

Investor Frequently Asked Questions

Strategic Rationale and Background

Why is Equinix pursuing this acquisition?

The transaction is strategic for a variety of reasons. Equinix will be able to extend its leadership position with the acquisition of over one million gross square feet in North America. The transaction will enable Equinix to respond to customer demand in new and existing markets. It specifically accelerates the growth of the company through an immediate increase in the scope of our global service delivery platform in terms of markets served with 16 new markets in North America and leveraging the ecosystem of Equinix customers, an important element of our business model. Finally, Equinix may also achieve greater efficiencies of scale as a combined entity.

Why Switch and Data?

Equinix is already familiar with Switch and Data’s business model and their assets in strategic U.S. markets, the ability to expand their existing assets and their high customer satisfaction scores. Switch and Data also has a strong operational track record. The ability for Switch and Data’s customers to leverage Equinix’s global footprint and disciplined expansion strategy for growth and operational efficiencies is attractive too.

Until now, Equinix has operated firmly in six U.S. metros. Does this represent a strategic shift to additional U.S. markets?

Equinix is continuously analyzing customer demand for its service offering in existing and new markets. As we have moved to a global service delivery platform with the integration of our European and Asia-Pacific operations, we have seen increasing customer demand in existing and new markets to provide solutions to support lower latency application requirements into new markets and additional key Internet markets.

© 2009; Equinix, Inc.

Specifically, over the past 2 years, we have been tracking customer requests in markets such as Atlanta, Denver, Miami, Seattle, and Toronto through our annual customer survey process which has been supported by additional market data from a Telegeography study. We believe that one of the factors driving this demand in new markets is our customers’ focus on latency and their need to deploy mission-critical equipment in close geographic proximity to their end users.

Why not take a green field approach?

While new data center builds can take more than two years in planning and construction, the acquisition of Switch and Data provides an immediate entry into several key U.S. markets where Equinix does not currently have a presence. In addition, existing Switch and Data assets in markets where Equinix currently operates provide opportunities for expansion and creating additional capacity. Finally, Switch and Data has already assembled a strong mix of content, enterprise, financial and network customers in its centers that resemble the rich customer mix that Equinix has developed in its existing centers as well as a team of experienced operations staff running these data centers.

Why focus on the U.S. rather than emerging markets like China, India or Latin America?

The U.S. is the largest market for data center and colocation services, and it represents approximately two-thirds of our revenues. It is also the market that our existing customers have indicated the strongest demand for additional Equinix services.

Is Equinix making this acquisition due to concerns about organic growth or other concerns?

Equinix’s global growth continues to outpace that of the industry, and we continue to see solid demand. In addition, overall demand in the market continues to outpace supply. The transaction may provide us with a stronger platform that meets our customers’ needs and continues to grow through our strategy of both expanding upon existing assets as well as pursuing new markets.

© 2009; Equinix, Inc.

Is this deal a sign of a more aggressive expansion and acquisition strategy by Equinix?

Equinix strategically examines corporate development opportunities using specific criteria around business synergies, geographic footprint, customer demand and company valuation. We believe the transaction meets our criteria.

Do you expect any hurdles with government regulatory agencies? Do you expect to have to divest any assets?

We do not believe that the transaction presents any competition concerns.

Switch and Data Transaction Questions

How is the transaction structured?

Under the terms of the agreement, Switch and Data stockholders will have the opportunity to elect to receive either 0.19409 shares of Equinix stock or $19.06 in cash for each share of Switch and Data stock. The overall consideration to be paid by Equinix in the acquisition will be 80% Equinix stock, 20% cash. In the event that holders of more than 80% of Switch and Data’s stock elect to receive Equinix stock or holders of more than 20% of Switch and Data’s stock elect to receive cash, the merger consideration will be pro-rated to achieve these proportions. In addition, a portion of the cash consideration payable to Switch and Data stockholders may be replaced by an equivalent amount of Equinix stock to the extent necessary to enable the transaction to qualify as a tax-free exchange. The cash portion of the transaction will be financed through Equinix’s existing cash on hand.

Is the transaction tax-free to Switch and Data’s stockholders?

Yes, the transaction is expected to qualify as a tax-free exchange to Switch and Data’s stockholders with respect to the stock portion of the merger consideration.

How much debt is being assumed?

Switch and Data currently has debt of approximately $142.5 million (excluding capital leases). Equinix has sufficient cash to be able to close this transaction and retire the existing debt without requiring additional funding. Equinix has not yet determined whether it will refinance Switch and Data’s debts.

© 2009; Equinix, Inc.

What are next steps?

The next steps are stockholder approval, customary regulatory review and any other closing conditions.

Is there a lock-up on Switch and Data investors (and when does it expire)?

No. There is no lock-up on Switch and Data stockholders who will receive Equinix shares upon the closing.

Is a stockholder vote for Equinix or Switch and Data required?

There is not an Equinix stockholder vote required. Switch and Data stockholders will have an opportunity to vote on the merger. Switch and Data’s directors, executive officers and certain of its significant shareholders have agreed to vote shares representing 35% of Switch and Data’s outstanding stock in favor of the transaction.

Any there any expected changes to the Board after this transaction closes?

A Switch and Data designee will fill the existing vacancy on the Equinix Board.

Important Information for Investors and Shareholders

This communication may be deemed to be solicitation material in respect of the proposed transaction between Equinix and Switch and Data. In connection with the proposed transaction involving Equinix and Switch and Data, Equinix plans to file with the SEC a Registration Statement on Form S-4 containing a Proxy Statement/Prospectus and each of Equinix and Switch and Data plan to file with the SEC other documents regarding the proposed transaction. The definitive Proxy Statement/Prospectus will be mailed to stockholders of Switch and Data. SWITCH AND DATA STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Switch and Data stockholders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Equinix and Switch and Data through the website maintained by the SEC at

© 2009; Equinix, Inc.

www.sec.gov. In addition, Switch and Data stockholders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus (when available) and other documents filed with the SEC from Equinix by directing a request to Equinix, Inc., 301 Velocity Way, Fifth Floor, Foster City, CA 94404, Attention: Investor Relations (telephone: 888-222-1162) or going to Equinix’s corporate website at www.equinix.com, or from Switch and Data by directing a request to Switch & Data Facilities Company, Inc., 1715 Westshore Boulevard, Suite 650, Tampa, FL 33607, Attention: Investor Relations (telephone: 866-797-2633) or going to Switch and Data’s corporate website at www.switchanddata.com.

Equinix, Switch and Data and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Equinix’s directors and executive officers is contained in its annual proxy statement filed with the SEC on April 23, 2009. Information regarding Switch and Data’s directors and executive officers is contained in Switch and Data’s annual proxy statement filed with the SEC on April 6, 2009. Additional information regarding the interests of such potential participants will be included in the Proxy Statement/Prospectus and the other relevant documents filed with the SEC (when available).

© 2009; Equinix, Inc.